Filed Pursuant to Rule 424(b)(3)
Registration No. 333-138330

118,992,566 Shares

Common Stock

The stockholders of Velocity Express Corporation identified under the caption “Selling Stockholders” are offering and selling up to 118,992,566 shares of common stock under this prospectus, including up to: (i) 14,803,207 outstanding shares of common stock; (ii) 62,569,787 shares of common stock that are reserved for issuance upon the conversion of our outstanding Series M Convertible Preferred Stock, our Series N Convertible Preferred Stock, our Series O Convertible Preferred Stock, our Series P Convertible Preferred Stock and our Series Q Convertible Preferred Stock, which we refer to collectively as our Preferred Stock, plus, up to 11,951,831 shares of common stock reserved for issuance upon conversion of any shares of Preferred Stock that may be issued in lieu of cash dividends payable on our outstanding Preferred Stock; and (iii) 29,667,741 shares of common stock that are reserved for issuance upon the exercise of warrants. The selling stockholders acquired the shares offered by this prospectus in several private placements of our securities. We are registering the offer and sale of the shares to satisfy registration rights we have granted. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We will receive proceeds from any cash exercise of warrants by the selling stockholders.

The selling stockholders may dispose of their shares of common stock or interests therein in a number of different ways and at varying prices. Please see “Plan of Distribution.”

Our shares of common stock are listed on The NASDAQ Stock Market, Inc’s Capital Market and trade under the ticker symbol “VEXP.” On November 30, 2006, the closing price of a share of our common stock was $1.52.

Investing in our common stock involves a number of risks. See “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Velocity Express Corporation

This prospectus is dated December 8, 2006

You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy any securities in any state where the offer or sale is not permitted.

The distribution of this prospectus and the offering of the shares in certain jurisdictions may be restricted by law. In particular, the offering of shares by this prospectus have not been, and we do not expect them to be, registered under the state securities laws of California, Louisiana, New Hampshire and Virginia (collectively, the “Restricted States”). Accordingly, the shares offered by this prospectus may not be sold or offered for sale in the Restricted States, and this prospectus may not be used in, and does not constitute an offer by, or an invitation by or on behalf of, Velocity Express Corporation, the selling stockholders or any of their respective directors, officers, stockholders or affiliates, to purchase shares in the Restricted States or in any other jurisdiction where it is unlawful to make such an offer. Persons into whose possession this prospectus comes are required by Velocity Express Corporation, the selling stockholders and their respective directors, officers, stockholders and affiliates to inform themselves about and to observe any such restrictions. Neither Velocity Express Corporation, the selling stockholders, nor any of their respective directors, officers, stockholders or affiliates has any responsibility therefor.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. However, it may not contain all of the information that is important to you. You should carefully read the entire prospectus, especially the risks of investing in our securities discussed under “Risk Factors,” and the documents incorporated by reference into this prospectus.

Velocity Express Corporation

Velocity Express Corporation and its subsidiaries, which we refer to as the Company, Velocity or we (unless we state or it is otherwise implied), are engaged in the business of providing time definite ground package delivery services. Throughout this prospectus, we refer to these services as time definite logistics services. We operate primarily in the United States with limited operations in Canada. We currently operate in a single-business segment.

We have one of the largest nationwide networks of time definite logistics solutions in the United States and are a leading provider of scheduled, distribution and expedited logistics services. Our customers are comprised of multi-location, blue chip customers with operations in the commercial & office products, financial, healthcare, transportation & logistics, technology and energy sectors.

Our service offerings are divided into the following categories:

•	scheduled logistics, consisting of the daily pickup and delivery of parcels with narrowly defined time schedules predetermined by the customer;

•	distribution logistics, consisting of the receipt of customer bulk shipments that are divided and sorted at major metropolitan locations for delivery to multiple locations and more broadly defined time schedules; and

•	expedited logistics, consisting of unique and expedited point-to-point service for customers with extremely time sensitive delivery requirements.

The largest customer base for scheduled logistics consists of financial institutions that need a wide variety of services, including the pickup and delivery of non-negotiable instruments, primarily canceled checks and ATM receipts, the delivery of office supplies and the transfer of inter-office mail and correspondence. Customers utilizing distribution logistics normally include pharmaceutical wholesalers, retailers, manufacturers or other companies who must distribute merchandise every day from a single point of origin to many locations within a clearly defined geographic region. Most of our expedited logistics services occur within a major metropolitan area or radius of 40 miles, and we usually offer one-hour, two- to four-hour and over four-hour delivery services depending on the customer’s time requirements. These services are typically available 24 hours a day, seven days a week. Expedited logistics services also include critical parts management and delivery for companies. Expedited logistics services customers include suppliers of critical repair and maintenance parts and professional service firms.

Recent Developments

On July 3, 2006, we, our wholly owned subsidiary CD&L Acquisition Corp, which we refer to as Merger Sub, and CD&L, Inc., entered into an agreement and plan of merger, or Merger Agreement, to acquire CD&L for approximately $61.2 million, including closing costs. The Merger Agreement provided that, at the closing, Merger Sub would be merged with and into CD&L, with each outstanding share of common stock of CD&L being converted into the right to receive $3.00 per share in cash. As a result of the merger, which closed on August 17, 2006, CD&L became our wholly owned subsidiary.

Contemporaneously with the signing of the Merger Agreement, we acquired beneficial ownership of approximately 49% of CD&L’s outstanding common stock pursuant to several purchase agreements, including those relating to certain of CD&L’s then outstanding convertible debt. In consideration for these securities, we:

•	issued 3,205 units, each of which was comprised of (a) $1,000 aggregate principal amount at maturity of 12% senior secured notes due 2010 and (b) a warrant to purchase 345 shares of our common stock at an initial exercise price of $1.45 per share, subject to adjustment from time to time;

•	issued 2,465,418 shares of our common stock; and

•	paid approximately $19.0 million in cash.

In addition, on July 3, 2006, we sold:

•	75,000 units; and

•	4,000,000 shares of our Series Q Convertible Preferred Stock, each of which was initially convertible into 9.0909 shares of our common stock.

On August 21, 2006, we sold an additional 500,000 shares of Series Q Convertible Preferred Stock. The aggregate net cash proceeds from the sale of the units and the Series Q Convertible Preferred Stock were approximately $109.5 million. Approximately $54.6 million of these proceeds were used to finance the CD&L acquisition, approximately $26.3 million were used to repay indebtedness owed by us to Bank of America, N.A. ($20.5 million) and BET Associates, LP ($5.8 million), approximately $1.6 million were used to repay CD&L seller-financed debt from acquisitions and approximately $9.6 million were used to pay CD&L’s line of credit facility. The remainder of the proceeds were used for general corporate purposes. In addition, we granted customary registration rights with respect to the shares of our common stock issuable upon conversion of the Series Q Preferred Stock and the warrants.

Information about Us

Our business began as United Shipping & Technology, Inc., a Utah corporation. On August 28, 1999, United Shipping & Technology Inc. acquired from CEX Holdings, Inc. all of the outstanding shares of common stock of Corporate Express Delivery Systems, Inc., or CEDS, a provider of same-day delivery solutions. Subsequently, CEDS changed its name to UST Delivery Systems, Inc. and then to Velocity Express, Inc. The results of Velocity Express, Inc.’s operations have been included in our consolidated financial statements since August 28, 1999. On January 4, 2002, United Shipping & Technology, Inc. reincorporated in Delaware through a merger with and into its wholly owned Delaware subsidiary Velocity Express Corporation. Since that time, we have operated as Velocity Express Corporation.

The address of our principal executive office is located at One Morningside Drive North, Bldg. B, Suite 300, Westport, Connecticut 06880, and our telephone number at that address is (203) 349-4160.

RISK FACTORS

The following are certain risk factors that could affect our business, financial condition, operating results and cash flows. These risk factors should be considered in connection with evaluating the forward-looking statements contained in, or incorporated by reference into, this prospectus because these risk factors could cause our actual results to differ materially from those expressed in any forward-looking statement. The risks we have highlighted below are not the only ones we face. If any of these events actually occur, our business, financial condition, results of operations or cash flows could be negatively affected and the market price of our common stock could decline. We caution you to keep in mind these risk factors and to refrain from attributing undue certainty to any forward-looking statements, which speak only as of the date of this prospectus.

RISKS RELATED TO OUR BUSINESS

Given our history of losses and our recent acquisition of CD&L, we cannot predict whether we will be able to achieve or sustain profitability or positive cash flow. If we cannot achieve or sustain profitability or positive cash flow, the market price of our common stock could decline significantly.

Our net losses applicable to common stockholders for the fiscal year ended July 1, 2006 and the quarter ended September 30, 2006, were $23.6 million and $30.9 million, respectively. The respective periods’ net losses were $16.0 million and $10.8 million. The increased amount of net losses applicable to common stockholders for such periods was caused by beneficial conversion charges of $5.0 million and $18.9 million, and preferred stock dividends paid-in-kind of $2.6 million and $1.2 million for the respective periods. To achieve profitability, we expect we will be required to successfully integrate CD&L and pursue new revenue opportunities, effectively limit the impact of competitive pressures on pricing and freight volumes, and fully implement our technology initiatives and other cost-saving measures. We cannot assure you that we will ever achieve or sustain profitability or positive cash flow. If we cannot achieve or sustain profitability or positive cash flow, the market price of our common stock could decline significantly.

If we are not successful in integrating CD&L, we will likely have higher costs and fail to achieve expected cost savings, which could have a material adverse effect on our results of operations.

The success of the CD&L acquisition will depend, in part, upon our ability to realize the anticipated cost savings, synergies and growth opportunities from combining our business with that of CD&L. To realize the anticipated benefits of the acquisition, members of the management team must develop strategies and implement a business plan that will:

•	effectively combine operations, management, independent contractors, technologies and infrastructure;

•	effectively and efficiently integrate policies, procedures and operations;

•	successfully achieve savings through reductions in occupancy and staffing costs, corporate and public company expenses, insurance costs and management of drivers and increased customer density;

•	successfully retain and attract employees, including operating personnel, as well as continuing to retain and attract independent drivers for delivery operations;

•	and while integrating operations, maintain focus on the core business to take advantage of competitive opportunities and to respond to competitive challenges.

Problems or delays in integrating CD&L may result in substantial unanticipated costs and the diversion of management’s attention from our existing operations. In addition, integration delays could cause us to lose key employees and customers of CD&L, thereby diluting the value of the CD&L acquisition.

To the extent we pursue other acquisitions in the future, the integration risks summarized above could increase. In addition, if we pursue other acquisitions in the future, we would face additional risks, including the following:

•	diversion of management’s time away from managing our business, whether or not such pursuits are successful;

•	the possible need to finance such acquisitions with debt or equity, if available to us; and

•	increased legal risks, for example, regarding inherited employee benefit plans and inadequate reserves.

Many of these risks are beyond our ability to control. If any of these risks were to materialize, it could have a material adverse effect on our results of operations.

We may be unable to fund our future capital needs, and we may need additional funds sooner than anticipated.

We have depended, and if we are unable to execute against our business plans, are likely to continue to depend, on our ability to obtain additional financing to fund our future liquidity and capital needs. We may not be able to continue to obtain additional capital when needed, and additional capital may not be available on satisfactory terms. Achieving our financial goals involves maximizing the effectiveness of the variable cost model, the implementation of customer-driven technology solutions, continued leverage of the consolidated back office selling, general and administrative platform and effectively and efficiently integrating CD&L. To date, we have primarily relied upon debt and equity investments to fund these activities. We may be required to engage in additional financing activities to raise capital required for our operations. If we issue additional equity securities or convertible debt to raise capital, the issuance may be dilutive to the holders of our common stock. In addition, any additional issuance may require us to grant rights or preferences that adversely affect our business, including financial or operating covenants.

Early termination or non-renewal of contracts could negatively affect our operating results.

Our contracts with our commercial customers typically have a term of one to three years, but are often terminable earlier at will upon 30 or 60 days’ notice. We often have significant start-up costs when we begin servicing a new customer in a new location. Termination or non-renewal of these contracts, including contracts originally entered into by CD&L, could have a material adverse effect on our business, financial condition, operating results and cash flows.

We are highly dependent upon sales to a few customers. The loss of any of these customers, or any material reduction in the amount of our services they purchase, could materially and adversely affect our business, financial condition, results of operations and cash flows.

For the fiscal year end July 1, 2006, after giving pro forma effect to the CD&L acquisition, and for the quarter ended September 30, 2006, we had one customer that accounted for more than 10% of our revenues and our top ten customers in aggregate account for approximately 43% of our revenues. The loss of the one large customer or some of the top ten customers or a material reduction in their purchases of our services could materially and adversely affect our business, financial condition, results of operations and cash flows.

The industry in which we operate is highly competitive, and competitive pressures from existing and new companies could materially and adversely affect our business, financial condition, results of operations and cash flows.

We face intense competition, particularly for basic delivery services. The industry is characterized by high fragmentation, low barriers to entry, competition based on price and competition to retain qualified drivers, among other things. Nationally, we compete with other large companies having same-day transportation operations in multiple markets, many of which have substantial resources and experience in the same-day transportation business. Price competition could erode our margins and prevent us from increasing our prices to our customers commensurate with cost increases. We cannot assure you that we will be able to effectively compete with existing or future competitors.

As a time definite logistics company, our ability to service our clients effectively often depends upon factors beyond our control.

Our revenues and earnings are especially sensitive to events beyond our control that can affect our industry, including:

•	extreme weather conditions;

•	economic factors affecting our significant customers;

•	mergers and consolidations of existing customers;

•	ability to purchase insurance coverage at reasonable prices;

•	U.S. business activity; and

•	the levels of unemployment.

If we lose any of our executive officers, or are unable to recruit, motivate and retain qualified personnel, our ability to manage our business could be materially and adversely affected.

Our success depends on the skills, experience and performance of certain key members of our management. The loss of the services of any of these key employees could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our future success and plans for growth also depend on our ability to attract and retain skilled personnel in all areas of our business. There is strong competition for skilled management personnel in the time definite logistics businesses and many of our competitors have greater resources than we have to hire qualified personnel. Accordingly, if we are not successful in attracting or retaining qualified personnel in the future, our ability to manage our business could be materially and adversely affected.

Because we are exposed to litigation stemming from the accidents or other activities of our drivers and messengers, if we were to experience a material increase in the frequency or severity of accidents, liability claims, workers’ compensation claims, unfavorable resolutions of claims or insurance costs, our business, financial condition, results of operations and cash flows could be materially adversely affected.

We utilize the services of approximately 5,700 drivers and messengers, after giving effect to the CD&L acquisition. From time to time, these persons are involved in accidents or other activities that may give rise to liability claims against us. We cannot assure you that claims against us will not exceed the applicable amount of our liability insurance coverage, that our insurer will be solvent at the time of settlement of an insured claim, that the liability insurance coverage held by our independent contractors will be sufficient or that we will be able to obtain insurance at acceptable levels and costs in the future. If we were to experience a material increase in the frequency or severity of accidents, liability claims, workers’ compensation claims, unfavorable resolutions of claims or insurance costs, our business, financial condition, results of operations and cash flows could be materially adversely affected.

If the IRS or any state were to successfully assert that our independent contractors are in fact our employees, we would be required to pay withholding taxes and extend employee benefits to these persons, and could be required to pay penalties or be subject to other liabilities as a result of incorrectly classifying employees.

Substantially all of our drivers are independent contractors and not our employees. From time to time, federal and state taxing authorities have sought to assert that independent contractor drivers in the same-day transportation and transportation industries are employees. We do not pay or withhold federal or state employment taxes with respect to drivers who are independent contractors. Although we believe that the independent contractors we utilize are not employees under existing interpretations of federal and state laws, we cannot guarantee that federal and state authorities will not challenge this position or that other laws or regulations, including tax laws and laws relating to employment and workers’ compensation, will not change. If the IRS or any state were to successfully assert that our independent contractors are in fact our employees, we would be required to pay withholding taxes and extend employee benefits to these persons, and could be required to pay penalties or be subject to other liabilities as a result of incorrectly classifying employees. If drivers are deemed to be employees rather than independent contractors, we could be required to increase their compensation. Any of the foregoing possibilities could increase our operating costs and have a material adverse effect on our business, financial condition, operating results and cash flows.

If we are unable to recruit, motivate and retain qualified delivery personnel, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

We depend upon our ability to attract and retain, as employees or through independent contractor or other arrangements, qualified delivery personnel who possess the skills and experience necessary to meet the needs of our operations. We compete in markets in which unemployment is generally relatively low and the competition for independent contractors and other employees is intense. In addition, the independent contractors we utilize are responsible for all vehicle expense including maintenance, insurance, fuel and all other operating costs. We make every reasonable effort to include fuel cost adjustments in customer billings that are paid to independent contractors to offset the impact of fuel price increases. However, if future fuel cost adjustments are insufficient to offset independent contractors’ costs, we may be unable to attract a sufficient number of independent contractors.

We must continually evaluate and upgrade our pool of available independent contractors to keep pace with demands for delivery services. We cannot assure you that qualified delivery personnel will continue to be available in sufficient numbers and on terms acceptable to us. The inability to attract and retain qualified delivery personnel, could materially and adversely affect our business, financial condition, results of operations and cash flows.

Our failure to maintain required certificates, permits or licenses, or to comply with applicable laws, ordinances or regulations could result in substantial fines or possible revocation of our authority to conduct certain of our operations.

Although certain aspects of the transportation industry have been significantly deregulated, our delivery operations are still subject to various federal, state and local laws, ordinances and regulations that in many instances require certificates, permits and licenses. Our failure to maintain required certificates, permits or licenses, or to comply with applicable laws, ordinances or regulations could result in substantial fines or possible revocation of our authority to conduct certain of our operations.

Our reputation will be harmed, and we could lose customers, if the information and telecommunication technologies on which we rely fail to adequately perform.

Our business depends upon a number of different information and telecommunication technologies as well as our ability to develop and implement new technologies enabling us to manage and process a high volume of transactions accurately and timely. Any impairment of our ability to process transactions in this way could result in the loss of customers and negatively affect our reputation. In addition, if new information and telecommunication technologies develop, we may need to invest in them to remain competitive, which could reduce our profitability and cash flow.

If our goodwill or other intangible assets were to become impaired, our results of operations could be materially and adversely affected.

The value of our goodwill and other intangible assets is significant relative to our total assets and stockholders equity. We review goodwill and other intangible assets for impairment on at least an annual basis.

Changes in business conditions or interest rates could materially impact our estimates of future operations and result in an impairment. As such, we cannot assure you that there will not be a material impairment of our goodwill and other intangible assets. If our goodwill or other intangible assets were to become impaired, our results of operations could be materially and adversely affected.

We face trademark infringement and related risks.

There can be no assurance that any of our trademarks and service marks (collectively, the “marks”), if registered, will afford us protection against competitors with similar marks that may have a use date prior to that of our marks. In addition, no assurance can be given that others will not infringe upon our marks, or that our marks will not infringe upon marks and proprietary rights of others. Furthermore, there can be no assurance that challenges will not be instituted against the validity or enforceability of any mark claimed by us, and if instituted, that such challenges will not be successful.

We may face higher litigation and settlement costs than anticipated.

We have made estimates of our exposure in connection with the lawsuits and claims that have been made. As a result of litigation or settlement of cases, the actual amount of exposure in a given case could differ materially from that projected. In addition, in some instances, our liability for claims may increase or decrease depending upon the ultimate development of those claims. In estimating our exposure to claims, we are relying upon our assessment of insurance coverages and the availability of insurance. In some instances insurers could contest their obligation to indemnify us for certain claims, based upon insurance policy exclusions or limitations. In addition, from time to time, in connection with routine litigation incidental to our business, plaintiffs may bring claims against us that may include undetermined amounts of punitive damages. Such punitive damages are not normally covered by insurance.

RISKS RELATED TO OUR CAPITAL STRUCTURE

We have a substantial amount of debt outstanding and may incur additional indebtedness in the future that could negatively affect our ability to achieve or sustain profitability and compete successfully in our markets.

We have a significant amount of debt outstanding. For the quarter ended September 30, 2006, we had $78.2 million in aggregate principal amount of long-term debt outstanding and $84.1 million of stockholders equity. The degree to which we are leveraged could have important consequences for you, including:

•	requiring us to dedicate a substantial portion of our cash flow from operations to make interest payments on our debt, which we currently expect to be approximately $4.7 million in fiscal year 2007 and approximately $9.4 million for each year thereafter, thereby reducing funds available for operations, future business opportunities and other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	making it more difficult for us to satisfy our debt and other obligations;

•	limiting our ability to borrow additional funds, or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes; increasing our vulnerability to general adverse economic and industry conditions, including changes in interest rates; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt.

In addition, we may incur additional indebtedness in the future, subject to certain restrictions, exceptions and financial tests set forth in the indenture governing our senior notes. As of September 30, 2006, except for our ability to enter into a new revolving credit facility under certain circumstances, we would have been restricted from incurring additional debt under the terms of our indenture. While we are currently negotiating a new revolving credit facility with prospective lenders, we cannot assure you that we will be successful in entering into any such facility on commercially reasonable terms or at all.

If we cannot generate sufficient cash from our operations to meet our debt service and repayment obligations, we may need to reduce or delay capital expenditures, the development of our business generally and any acquisitions. If for any reason we are unable to meet our debt service and repayment obligations, we would be in default under the terms of the agreements governing our debt, which would allow the debt holders to declare all borrowings outstanding to be due and payable.

Our senior notes and preferred stock contain restrictive covenants that limit our operating and financial flexibility.

The indenture pursuant to which we issued our senior notes imposes significant operating and financial restrictions on us. These restrictions limit or restrict among other things, our ability and the ability of our subsidiaries that are restricted by these agreements to:

•	incur additional debt and issue preferred stock;

•	make restricted payments, including paying dividends on, redeeming, repurchasing or retiring our capital stock and making investments and prepaying or redeeming debt;

•	create liens;

•	sell or otherwise dispose of assets, including capital stock of subsidiaries;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends, make loans or transfer assets to us;

•	engage in transactions with affiliates;

•	engage in sale and leaseback transactions;

•	make capital expenditures;

•	engage in business other than our current businesses;

•	consolidate or merge; and

•	under certain circumstances, enter into a senior credit facility (or refinance any such facility) without first giving the holders of the senior notes a right of first refusal to provide such financing.

The indenture also contains certain financial covenants under which we must maintain cash and cash equivalents at specified levels and cash, cash equivalents and qualified accounts receivable at specified levels. In addition, we expect to enter into a new credit facility that we expect will require us to comply with similar covenants as well as specified financial ratios, including ratios regarding interest coverage, total leverage, senior secured leverage and fixed charge coverage. Our ability to comply with these ratios may be affected by events beyond our control.

A breach of any of these covenants could result in an event of default, or possibly a cross-default or cross-acceleration of other debt that may be outstanding in the future. In that event, the holders of the senior notes and any other then outstanding debt could allow the holders of that debt to declare all borrowings outstanding to be due and payable. In the event of a default under the indenture, the holders of the senior notes, and any other secured debt then outstanding, could foreclose on the collateral pledged to secure our obligations under that debt, assets and capital stock pledged to them. The senior notes are secured by a first-priority lien, subject to permitted liens, on collateral consisting of substantially all of our tangible and intangible assets. We cannot assure you that our assets would be sufficient to repay in full the money owed to these secured debt holders.

The certificates of designation of several series of our outstanding preferred stock impose similar restrictions on us, including on the following:

•	authorizing or issuing additional series of preferred stock that ranks senior to, or on a par with, the outstanding preferred stock;

•	entering into mergers or similar transactions if our existing stockholders immediately before the transaction do not own 50% or more of the voting power of our capital stock after the transaction;

•	entering into transactions with affiliates or our stockholders;

•	selling all or substantially all of our assets;

•	materially changing our lines of business;

•	selling, leasing or licensing our intellectual property or technology other than pursuant to non-exclusive licenses granted to customers in connection with ordinary course sales of our products;

•	raising capital by specified equity lines of credit or similar arrangements or issue any floating or variable priced equity instrument or specified other equity financings; and

•	until the earlier of December 21, 2007 and the date on which the original investors in our Series M Convertible Preferred Stock beneficially own less than 10% of our outstanding common stock, we are prohibited from issuing any preferred stock or convertible debt unless such preferred stock or convertible debt has a fixed conversion ratio. Similarly, we may not issue any of our common stock other than for a fixed price. Our inability to finance our operations in such ways may have an adverse effect on our business, financial condition, operating results and cash flows.

Because we expect to need to refinance our existing debt, we face the risks of either not being able to do so or doing so at higher interest expense.

Our senior notes mature in 2010. We may not be able to refinance our senior notes or renew or refinance any new credit facility we may enter into, or any renewal or refinancing may occur on less favorable terms. If we are unable to refinance or renew our senior notes or any new credit facility, our failure to repay all amounts due on the maturity date would cause a default under the indenture or the applicable credit agreement. In addition, our interest expense may increase significantly if we refinance our senior notes, which bear interest at 12% per year, or any new credit facility, on terms that are less favorable to us than the existing terms of our senior notes or any new credit facility.

If we fail to achieve certain financial performance targets, we may be required to redeem up to half of our senior notes.

Holders of our senior notes have the right to cause us to redeem, at a redemption price of 100% of the principal amount of the notes, subject to certain exceptions:

•	up to 25% of the original principal amount of senior notes if our consolidated cash flow, for the period of four consecutive fiscal quarters preceding the second anniversary of the issue date of the senior notes, is less than $20 million; and

•	up to an additional 25% of the original principal amount of senior notes issued if our consolidated cash flow, for the period of four consecutive fiscal quarters preceding the third anniversary of the issue date, is less than $25 million.

In addition, upon a change of control of our company, holders of the senior notes also have the right to require us to repurchase all or any part of their notes at an offer price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of purchase. In the event we are required to redeem or repurchase senior notes, we not have sufficient cash or access to liquidity to do so. If we were then required to raise additional capital to do so, we cannot assure you that we would be able to do so on commercially reasonable terms or at all. In addition, any new credit facility we enter into may have similar provisions or may cause us to be in default if a change of control occurs.

Because we are a holding company with no operations, we will not be able to pay interest on our debt or pay dividends unless our subsidiaries transfer funds to us.

As a holding company, we have no direct operations and our principal assets are the equity interests we hold in our subsidiaries. Our subsidiaries are legally distinct from us and have no obligation to transfer funds to us. As a result, we are dependent on the results of operations of our subsidiaries and, based on their existing and future debt agreements, the state corporation law of the subsidiaries and any state regulatory requirements, their ability to transfer funds to us to meet our obligations, to pay interest and principal on our debt and to pay any dividends in the future.

Our stock price is subject to fluctuation and volatility.

The price of our common stock in the secondary market may be influenced by many factors, including the depth and liquidity of the market for our common stock, investor perception of us, variations in our operating results, general trends in the transportation/logistics industry, government regulation and general economic and market conditions, among other things. The stock market has, on occasion, experienced extreme price and volume fluctuations that have often particularly affected market prices for smaller companies and that have often been unrelated or disproportionate to the operating performance of the affected companies. The price of our common stock could be affected by such fluctuations.

Future issuances, or the perception of future issuances, of a substantial amount of our common stock may depress the price of the shares of our common stock.

Future issuances, or the perception or the availability for sale in the public market, of substantial amounts of our common stock could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities. Certain of our stockholders have registration rights with respect to their common stock and preferred stock, and the holders of our warrants and preferred stock may be forced to exercise and convert these securities into our common stock if specified conditions are met.

We may issue shares of our common stock, or other securities, from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. We may also grant registration rights covering those shares or other securities in connection with any such acquisitions and investments.

The issuance of additional equity securities in a future financing could trigger the anti-dilution provisions of our outstanding preferred stock and warrants.

If we were to issue additional equity securities at a per share price lower than the current market price (in the case of our outstanding warrants) or the conversion price (in the case of our outstanding warrants and preferred stock), then the exercise price of such warrants and the conversion price of such preferred stock would automatically adjust downward. While we have no current plans to issue securities in a manner that would trigger these anti-dilution provisions, we could elect to do so in the future or be required to do so in order to finance the company. Such adjustments would have a dilutive effect on our existing common stockholders.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend on our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. Further, the terms of our credit facilities limit our ability to pay dividends.

If we do not maintain our NASDAQ listing, you may have difficulty trading our securities.

We will need to maintain certain financial and corporate governance qualifications to keep our securities listed on the NASDAQ Capital Market, which we refer to as NASDAQ. At various times in the past, we have received notices from NASDAQ that we would be delisted due to a variety of matters, including failure to maintain a minimum bid price of $1.00, failure to timely hold an annual stockholders meeting and failure to meet the minimum levels of stockholders’ equity. In each instance, we have taken the actions required by NASDAQ to maintain continued listing, but we cannot assure you that we will at all times meet the criteria for continued listing. In the event of delisting, trading, if any, would be conducted in the over-the-counter market in the so-called “pink sheets” or on the OTC Bulletin Board. In addition, our securities could become subject to the SEC’s “penny stock rules.” These rules would impose additional requirements on broker-dealers who effect trades in our securities, other than trades with their established customers and accredited investors. Consequently, the delisting of our securities and the applicability of the penny stock rules may adversely affect the ability of broker-dealers to sell our securities, which may adversely affect your ability to resell our securities. If any of these events take place, you may not be able to sell as many securities as you desire, you may experience delays in the execution of your transactions and our securities may trade at a lower market price than they otherwise would.

Our organizational documents and applicable law could limit or delay another party’s ability to acquire us and, therefore, could deprive our investors of the opportunity to obtain a takeover premium for their shares.

A number of provisions in our certificate of incorporation and bylaws make it difficult for another company to acquire us. These provisions include, among others, the following:

•	requiring the affirmative vote of holders of not less than 62.5% of our Series M Convertible Preferred Stock and Series N Convertible Preferred Stock, each voting separately as a class, to approve certain mergers, consolidations or sales of all or substantially all of our assets;

•	requiring stockholders to provide us with advance notice if they wish to nominate any persons for election to our board of directors or if they intend to propose any matters for consideration at an annual stockholders meeting; and

•	authorizing the issuance of so-called “blank check” preferred stock without common stockholder approval upon such terms as the board of directors may determine.

In addition, TH Lee Putnam Ventures, L.P. beneficially owned, as of September 30, 2006, approximately 19.2% of our outstanding common stock on a fully diluted basis, which means it can influence matters requiring stockholder approval, including important corporate matters such as a change in control of our company.

We are also subject to laws that may have a similar effect. For example, section 203 of the Delaware General Corporation Law prohibits us from engaging in a business combination with an interested stockholder for a period of three years from the date the person became an interested stockholder unless certain conditions are met. As a result of the foregoing, it will be difficult for another company to acquire us and, therefore, could limit the price that possible investors might be willing to pay in the future for shares of our common stock. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management team without the concurrence of our board of directors.

We may be exposed to risks relating to our internal controls and may need to incur significant costs to comply with applicable requirements.

Under Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on internal control over financial reporting in their annual reports. In addition, the independent registered public accounting firm auditing a public company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting as well as the operating effectiveness of the company’s internal controls over financial reporting. We do not expect to be subject to these requirements for fiscal 2007. We are evaluating our internal controls over financial reporting in order to allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls, as a required part of our annual report, beginning with our annual report for fiscal 2008.

We expect to expend significant resources during fiscal 2007 in developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act. But, there is a risk that we will not comply with all of the requirements imposed thereby. Accordingly, we cannot assure you that we will not receive an adverse report on our assessment of our internal controls over financial reporting and/or the operating effectiveness of our internal controls over financial reporting from our independent registered public accounting firm. If we identify significant deficiencies or material weaknesses in our internal controls over financial reporting that we cannot remediate in a timely manner or we receive an adverse report from our independent registered public accounting firm with respect to our internal controls over financial reporting, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

In addition, if our independent registered public accounting firm is unable to rely on our internal controls over financial reporting in connection with their audit of our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we could receive a qualified or adverse audit opinion on those financial statements. In that event, the market for our common stock could be adversely affected. Investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In accordance with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we note that statements contained in, or incorporated by reference into, this prospectus that are forward-looking involve risks and uncertainties that may impact our business, financial condition, results of operations and prospects. Forward-looking statements are statements that are not about historical facts or information. They are contained throughout, or incorporated by reference into, this prospectus, for example, in “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Legal Proceedings”. They include statements concerning our general expectations, plans and strategies, financing decisions, expectations for funding capital expenditures, anticipated financial results, future operations, an assessment of our industry and competition, and an evaluation of pending litigation, among others. The words “believe,” “plan,” “continue,” “hope,” “estimate,” “project,” “intend,” “expect,” “targets” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or from those results presently anticipated or projected. Many of these risks are beyond our ability to control or predict. All forward-looking statements are qualified in their entirety by the cautionary statements contained throughout this prospectus. Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. Changes may occur after that date and, except as required by applicable law, we will not update that information whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

The proceeds from the sale of the shares of common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. Accordingly, we will not receive any of the proceeds from the sale of the shares of common stock offered by this prospectus. However, we will receive the exercise price from the selling stockholders upon exercise by them of their warrants. If warrants to purchase all of the underlying 29,667,741 shares of common stock are exercised for cash, we would receive approximately $44.4 million of total proceeds, before expenses, subject to any adjustment due to the anti-dilution provisions of the warrants. The selling stockholders are not obligated to exercise the warrants, and if none are exercised, we will not receive any proceeds. We would expect to use any proceeds we receive from the exercise of warrants for general working capital purposes.

DESCRIPTION OF OUR CAPITAL STOCK

We summarize below the material terms and provisions of our amended and restated certificate of incorporation and bylaws. The following summary of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part and by reference to Delaware General Corporation Law.

General

Our Amended and Restated Certificate of Incorporation authorizes the issuance of 999,515,270 shares of capital stock, consisting of 700,000,000 shares of common stock and 299,515,270 shares of preferred stock, in each case, par value $0.004 per share. Of such preferred stock, we have designated:

•	6,904,783 shares as Series M Convertible Preferred Stock, or Series M Preferred;

•	2,544,097 shares as Series N Convertible Preferred Stock, or Series N Preferred;

•	1,625,000 shares as Series O Convertible Preferred Stock, or Series O Preferred;

•	5,022,000 shares as Series P Convertible Preferred Stock, or Series P Preferred; and

•	9,704,813 shares as Series Q Convertible Preferred Stock, or Series Q Preferred and together with the Series M Preferred, the Series N Preferred, the Series O Preferred and the Series P Preferred, collectively referred to in this prospectus as our Preferred Stock.

As of September 30, 2006, we had 23,702,723 shares of common stock outstanding, 3,089,912 shares of common stock reserved for future issuance under our stock-based incentive compensation plans; 29,992,321 shares of common stock reserved for issuance under our outstanding common stock warrants; and 118,885,141 shares of common stock reserved for issuance upon conversion of our Preferred Stock, including shares of Preferred Stock issued in lieu of cash dividends payable on the Preferred Stock. As a result of the foregoing, we have 524,329,903 shares of authorized but unissued shares of common stock remaining available for other purposes and 263,412,674 shares of authorized but undesignated preferred stock remaining available for other purposes.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote at a meeting of shareholders, except as otherwise required by law and subject to the rights of any preferred stock we may issue in the future. The holders of our common stock are generally entitled to vote on amendments to our certificate of incorporation, except for the designation of a series of preferred stock out of our authorized preferred stock. There are no cumulative voting rights for the election of our directors, which means that the holders of a majority of the outstanding shares of our common stock will be entitled to elect all of our directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive such dividends, if any, as may be declared by our board of directors out of funds legally available for dividends. In the event of liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for our liabilities, subject to prior rights of preferred stock, if any, then outstanding. Our common stock has no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Pursuant to our certificate of incorporation, our board of directors has the authority, without action by our shareholders, to issue, and has issued, shares of preferred stock. The board of directors may issue additional shares of preferred stock from time to time in one or more series and may fix the rights, preferences, privileges and restrictions of each series of preferred stock. Some of the rights and preferences that our board of directors may designate include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms. The board of directors may determine the number of shares constituting any series and the designation of such series. Any or all of the rights and preferences selected by our board of directors for any series of preferred stock may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect, among other things, the voting power of holders of common stock and the likelihood that shareholders will receive dividend payments and payments upon our liquidation, dissolution or winding up.

Series M Preferred

Dividends. Each share of Series M Preferred, in preference and priority to the holders of all other classes of stock other than the holders of the Series P Preferred and the Series Q Preferred, accrues dividends at a rate of six percent per annum of its stated value of $3.685 per share. For the first two years following the issuance of the Series M Preferred, dividends will be paid by issuing to each holder that number of shares of Series M Preferred equal to the amount of the dividend divided by the stated value of the Series M Preferred, which we refer to as Series M PIK Shares. Thereafter, at our option, dividends on the Series M Preferred may be paid in cash or in Series M PIK Shares.

Dividends on the Series M Preferred must be paid before dividends may be paid on our common stock or any other class or series of our capital stock other than the Series P Preferred and the Series Q Preferred. If at any time we pay a dividend on our common stock (other than a dividend payable solely in shares of our common stock) or on any other class or series of capital stock other than the Series P Preferred and the Series Q Preferred, we must at the same time pay to each holder of Series M Preferred a dividend equal to the dividend that such holder would have received had such holder converted its Series M Preferred into shares of our common stock immediately prior to the payment of such dividend. Dividends on the Series M Preferred are cumulative, whether or not earned or declared, and are paid quarterly in arrears on the first day of March, June, September and December in each year.

Liquidation; Redemption. In the event of any liquidation or winding up of the Company, the holders of the Series M Preferred shall rank senior to the holders of our common stock and any other class or series of our capital stock other than the Series P Preferred and the Series Q Preferred, on parity with the holders of the Series P Preferred, and junior to the holders of the Series Q Preferred, as to such distributions, and will be entitled to a preference on liquidation equal to its stated value, plus accrued and unpaid dividends. Unless waived in accordance with the terms of the Series M Preferred, a consolidation or merger or a sale of substantially all of our assets (in which the holders of a majority in voting power of our outstanding capital stock, immediately prior to the transaction, own less than a majority in voting power of the outstanding capital stock of the surviving corporation immediately following the transaction) will be treated as a liquidation for these purposes. Holders of the Series M Preferred will have a right to require us to repurchase the Series M Preferred upon any such transaction for an amount equal to the holder’s liquidation preference.

Conversion. Each share of Series M Preferred is convertible, at the option of the holder, into that number of whole shares of our common stock that is obtained by the quotient, the numerator of which is the product of (x) the number of shares of Series M Preferred to be converted and (y) the liquidation preference per share (which is the sum of the stated value per share plus accrued but unpaid dividends), and the denominator of which is the conversion price of $2.10 per share, subject to adjustment for specified events.

Board Representation; Voting and Restrictions. So long as shares of Series M Preferred are outstanding, the holders of the Series M Preferred shall (1) voting separately as a class, have the right to elect one member of our board of directors and (2) have the right to designate three representatives who shall have the right to attend as observers all meetings of our board of directors. We are required to pay all reasonable out-of-pocket expenses of the representatives of the Series M Preferred in connection with their attendance at board and committee meetings.

Each holder of Series M Preferred shall have the right to vote together with the holders of our common stock as a single class on any matters on which the holders of our common stock are entitled to vote (including the election of directors). Holders of Series M Preferred shall be entitled to one vote for each share of common stock that would be issuable to such holder upon the conversion of their shares of Series M Preferred. In addition, we may not, without the prior consent of the holders of at least 62.5% of the outstanding Series M Preferred:

•	authorize, create, establish or issue (a) an increased number of Series M Preferred or (b) any other class or series of capital stock ranking senior to or on parity with the Series M Preferred as to dividends or upon liquidation;

•	adopt a plan for the liquidation, dissolution or winding up of our affairs or any recapitalization plan, file any petition seeking the protection of any bankruptcy or insolvency law or make a general assignment for the benefit of our creditors (unless the holders of the Series M Preferred receive an amount in cash at least equal to their liquidation preference);

•	merge, consolidate or engage in any share exchange with any other person if immediately after such transaction, less than 50% of the voting power of the surviving entity will be retained by the holders of our voting stock immediately prior to such transaction (unless the holders of the Series M Preferred receive an amount in cash at least equal to their liquidation preference);

•	adopt or maintain any equity compensation plan that contains any “evergreen” or formula provisions increasing the number of shares of common stock available for grant (other than customary anti-dilution adjustments) or amend any existing equity compensation plan to increase the number of shares of common stock covered by any such plan;

•	sell all or any substantial part of our assets (unless the holders of the Series M Preferred receive an amount in cash at least equal to their liquidation preference);

•	amend our organizational documents in a manner that would adversely affect the rights of the holders of the Series M Preferred, or which would increase or decrease the amount of authorized shares of Series M Preferred (or of any other series of preferred stock ranking senior to the Series M Preferred) with respect to the payment of dividends or upon liquidation;

•	subject to certain limited exceptions, directly or indirectly, declare or pay any dividend or purchase, redeem, repurchase or otherwise acquire any share of our common stock or any other class or series of capital stock, whether in cash, securities or property or in obligations of us or any of our subsidiaries;

•	materially change the nature or scope of our business or enter into any new line of business;

•	grant any rights to our intellectual property or technology (other than non-exclusive licenses to customers in the ordinary course of business consistent with past practices);

•	increase or decrease the number of directors on our board of directors; or

•	agree to do any of the foregoing.

Other. Under the purchase agreement for Series M Preferred, we are restricted from granting stock options, restricted shares and other awards other than to directors, officers, employees and independent contractors only under our existing stock incentive plan, subject to specified conditions and exceptions.

Series N Preferred

Dividends. Each share of Series N Preferred, in preference and priority to the holders of all other classes of stock other than the holders of the Series M Preferred, the Series P Preferred and the Series Q Preferred, accrues dividends at a rate of six percent per annum of its stated value of $3.685 per share. For the first two years following the issuance of the Series N Preferred, dividends will be paid by issuing to each holder that number of shares of Series N Preferred equal to the amount of the dividend divided by the stated value of the Series N Preferred, which we refer to as Series N PIK Shares. Thereafter, at our option, dividends on the Series N Preferred may be paid in cash or in Series N PIK Shares.

Dividends on the Series N Preferred must be paid before dividends may be paid on our common stock or any other class or series of our capital stock other than the Series M Preferred, the Series P Preferred and the Series Q Preferred. If at any time we pay a dividend on our common stock (other than a dividend payable solely in shares of our common stock) or on any other class or series of capital stock other than the Series M Preferred, the Series P Preferred and the Series Q Preferred, we must at the same time pay to each holder of Series N Preferred a dividend equal to the dividend that such holder would have received had such holder converted its Series N Preferred into shares of our common stock immediately prior to the payment of such dividend. Dividends on the Series N Preferred are cumulative, whether or not earned or declared, and are paid quarterly in arrears on the first day of March, June, September and December in each year.

Liquidation; Redemption. In the event of any liquidation or winding up of the Company, the holders of the shares of Series N Preferred shall rank senior to the holders of our common stock and any other class or series of our capital stock other than the holders of the Series M Preferred, the Series P Preferred and the Series Q Preferred, and junior to the holders of the Series M Preferred, the Series P Preferred and the Series Q Preferred, as to such distributions, and will be entitled to a preference on liquidation equal to its stated value, plus accrued and unpaid dividends. Unless waived in accordance with the terms of the Series N Preferred, a consolidation or merger or a sale of substantially all of our assets (in which the holders of a majority in voting power of our outstanding capital stock, immediately prior to the transaction, own less than a majority in voting power of the outstanding capital stock of the surviving corporation immediately following the transaction) will be treated as a liquidation for these purposes. Holders of the Series N Preferred will have a right to require us to repurchase the Series N Preferred upon any such transaction for an amount equal to the holder’s liquidation preference.

Conversion. Each share of Series N Preferred is convertible, at the option of the holder, into that number of whole shares of our common stock that is obtained by the quotient, the numerator of which is the product of (x) the number of shares of Series N Preferred to be converted and (y) the liquidation preference per share (which is the sum of the stated value per share plus accrued but unpaid dividends), and the denominator of which is the conversion price of $2.10 per share, subject to adjustment for specified events.

Voting and Restrictions. Each holder of Series N Preferred shall have the right to vote together with the holders of our common stock as a single class on any matters on which the holders of our common stock are entitled to vote. Holders of Series N Preferred shall be entitled to that number of votes equal to the product of (x) the quotient, the numerator of which is the Series N Preferred stated value and the denominator of which is the lower of the market price on the day the agreement to issue the Series N Preferred was entered into and the market price on the day the Series N Preferred were issued and (y) the number of shares of Series N Preferred held by such holder. In addition, we may not, without the prior consent of the holders of at least 62.5% of the outstanding Series N Preferred:

•	authorize, create, establish or issue (a) an increased number of Series N Preferred or (b) any other class or series of capital stock ranking senior to or on parity with the Series N Preferred as to dividends or upon liquidation;

•	adopt a plan for the liquidation, dissolution or winding up of our affairs or any recapitalization plan, file any petition seeking the protection of any bankruptcy or insolvency law or make a general assignment for the benefit of our creditors (unless the holders of the Series N Preferred receive an amount in cash at least equal to their liquidation preference);

•	merge, consolidate or engage in any share exchange with any other person if immediately after such transaction, less than 50% of the voting power of the surviving entity will be retained by the holders of our voting stock immediately prior to such transaction (unless the holders of the Series N Preferred receive an amount in cash at least equal to their liquidation preference);

•	adopt or maintain any equity compensation plan that contains any “evergreen” or formula provisions increasing the number of shares of common stock available for grant (other than customary anti-dilution adjustments) or amend any existing equity compensation plan to increase the number of shares of common stock covered by any such plan;

•	sell all or any substantial part of our assets (unless the holders of the Series N Preferred receive an amount in cash at least equal to their liquidation preference);

•	amend our organizational documents in a manner that would adversely affect the rights of the holders of the Series N Preferred, or which would increase or decrease the amount of authorized shares of Series N Preferred (or of any other series of preferred stock ranking senior to the Series N Preferred) with respect to the payment of dividends or upon liquidation;

•	subject to certain limited exceptions, directly or indirectly, declare or pay any dividend or purchase, redeem, repurchase or otherwise acquire any share of our common stock or any other class or series of capital stock, whether in cash, securities or property or in obligations of us or any of our subsidiaries;

•	materially change the nature or scope of our business or enter into any new line of business;

•	grant any rights to our intellectual property or technology (other than non-exclusive licenses to customers in the ordinary course of business consistent with past practices);

•	increase or decrease the number of directors on our board of directors; or

•	agree to do any of the foregoing.

Series O Preferred

Dividends. Each share of Series O Preferred, in preference and priority to the holders of all other classes of stock other than the holders of the Series M Preferred, the Series N Preferred, the Series P Preferred and the Series Q Preferred, accrues dividends at a rate of six percent per annum of its stated value of $4.00 per share. For the first two years following the issuance of the Series O Preferred, dividends will be paid by issuing to each holder that number of shares of Series O Preferred equal to the amount of the dividend divided by the stated value of the Series O Preferred, which we refer to as Series O PIK Shares. Thereafter, at our option, dividends on the Series O Preferred may be paid in cash or in Series O PIK Shares.

Dividends on the Series O Preferred must be paid before dividends may be paid on our common stock or any other class or series of our capital stock other than the Series M Preferred, the Series N Preferred, the Series P Preferred and the Series Q Preferred. If at any time we pay a dividend on our common stock (other than a dividend payable solely in shares of our common stock) or on any other class or series of capital stock other than the Series M Preferred, the Series N Preferred, the Series P Preferred and the Series Q Preferred, we must at the same time pay to each holder of Series O Preferred a dividend equal to the dividend that such holder would have received had such holder converted its Series O Preferred into shares of our common stock immediately prior to the payment of such dividend. Dividends on the Series O Preferred are cumulative, whether or not earned or declared, and are paid quarterly in arrears on the first day of March, June, September and December in each year.

Liquidation; Redemption. In the event of any liquidation or winding up of the Company, the holders of the shares of Series O Preferred shall rank senior to the holders of our common stock, but junior to the holders of the Series M Preferred, the Series N Preferred, the Series P Preferred and the Series Q Preferred, as to such distributions, and will be entitled to a preference on liquidation equal to its stated value, plus accrued and unpaid dividends. Unless waived in accordance with the terms of the Series O Preferred, a consolidation or merger or a sale of substantially all of our assets (in which the holders of a majority in voting power of our outstanding capital stock, immediately prior to the transaction, own less than a majority in voting power of the outstanding capital stock of the surviving corporation immediately following the transaction) will be treated as a liquidation for these purposes. Holders of the Series O Preferred will have a right to require us to repurchase the Series O Preferred upon any such transaction for an amount equal to the holder’s liquidation preference.

Conversion. Each share of Series O Preferred is convertible, at the option of the holder, into that number of whole shares of our common stock that is obtained by the quotient, the numerator of which is the product of (x) the number of shares of Series O Preferred to be converted and (y) the liquidation preference per share (which is the sum of the stated value per share plus accrued but unpaid dividends), and the denominator of which is the conversion price of $2.10 per share, subject to adjustment for specified events.

Voting and Restrictions. Each holder of Series O Preferred shall have the right to vote together with the holders of our common stock as a single class on any matters on which the holders of our common stock are entitled to vote. Holders of Series O Preferred shall be entitled to that number of votes equal to the product of (x) the quotient, the numerator of which is the Series O Preferred stated value and the denominator of which is the lower of the market price on the day the agreement to issue the Series O Preferred was entered into and the market price on the day the Series O Preferred were issued and (y) the number of shares of Series O Preferred held by such holder. In addition, we may not, without the prior consent of the holders of at least 62.5% of the outstanding Series O Preferred:

•	authorize, create, establish or issue (a) an increased number of Series O Preferred or (b) any other class or series of capital stock ranking senior to or on parity with the Series O Preferred as to dividends or upon liquidation;

•	adopt a plan for the liquidation, dissolution or winding up of our affairs or any recapitalization plan, file any petition seeking the protection of any bankruptcy or insolvency law or make a general assignment for the benefit of our creditors (unless the holders of the Series O Preferred receive an amount in cash at least equal to their liquidation preference);

•	amend our organizational documents in a manner that would adversely affect the rights of the holders of the Series O Preferred, or which would increase or decrease the amount of authorized shares of Series O Preferred (or of any other series of preferred stock ranking senior to the Series O Preferred) with respect to the payment of dividends or upon liquidation; or

•	agree to do any of the foregoing.

Series P Preferred

Dividends. Each share of Series P Preferred, in preference and priority to the holders of all other classes of stock other than the holders of the Series M Preferred and the Series Q Preferred, accrues dividends at a rate of six percent per annum of its stated value of $3.34 per share. At our option, dividends on the Series P Preferred may be paid by either (a) issuing to each holder that number of shares of Series P Preferred equal to the amount of the dividend divided by the stated value of the Series P Preferred, which we refer to as Series P PIK Shares, or (b) by cash.

Dividends on the Series P Preferred must be paid before dividends may be paid on our common stock or any other class or series of our capital stock other than the Series M Preferred and the Series Q Preferred. If at any time we pay a dividend on our common stock (other than a dividend payable solely in shares of our common stock) or on any other class or series of capital stock other than the Series M Preferred and the Series Q Preferred, we must at the same time pay to each holder of Series P Preferred a dividend equal to the dividend that such holder would have received had such holder converted its Series P Preferred into shares of our common stock immediately prior to the payment of such dividend. Dividends on the Series P Preferred are cumulative, whether or not earned or declared, and are paid quarterly in arrears on the first day of February, May, August and November in each year.

Liquidation. In the event of any liquidation or winding up of the Company, the holders of the Series P Preferred shall rank senior to the holders of our common stock and the holders of the Series N Preferred and Series O Preferred, on parity with the holders of Series M Preferred and junior to the holders of the Series Q Preferred, as to such distributions, and will be entitled to a preference on liquidation equal to its stated value, plus accrued and unpaid dividends.

Redemption. At any time (i) prior to October 14, 2008 or (ii) upon a change of control, as defined in the certificate of designations for the Series P Preferred, we have the right to redeem all or a portion of the Series P Preferred at 130% of the stated value of the shares to be redeemed together with all accrued but unpaid dividends. After October 14, 2008, we have the right to redeem all or a portion of the Series P Preferred at 100% of the conversion price together with all accrued but unpaid dividends.

Board Monitoring. As long as at least 60% of the Series P Preferred remains outstanding, the holders acting as a single class have the power to appoint one person to attend all meetings of our board of directors as a monitor.

Conversion. Each share of Series P Preferred is convertible, at the option of the holder, into that number of whole shares of our common stock that is obtained by the quotient, the numerator of which is the product of (x) the number of shares of Series P Preferred to be converted and (y) the liquidation preference per share (which is the sum of the stated value per share plus accrued but unpaid dividends), and the denominator of which is the conversion price of $1.23 per share, subject to adjustment for specified events. In addition, if the closing price of our common stock is at least $6.00 for 20 consecutive trading days, we may, at our option, force holders of the Series P Preferred to convert their shares into common stock. Mandatory conversions in any calendar month are limited to ten percent of the total dollar volume of our common stock traded in the previous calendar month.

Other. For so long as the Series P Preferred are outstanding, we are restricted from entering into any equity line of credit or similar agreement, or agreeing to issue any floating or variable priced equity linked instruments or any of the foregoing or equity with price reset rights. In addition, so long as at least 60% of the Series P Preferred are outstanding, upon any financing by one of our common stock or common stock equivalents, as defined in the certificate of designations for the Series P Preferred, each holder of the Series P Preferred will have the right to (1) exchange outstanding shares of Series P Preferred, including accrued dividends, into shares of our common stock or common stock equivalent under the terms of the subsequent financing or (2) invest its pro rata share of such subsequent financing on a proportionate basis with the holders of the Series M, N, O and P Preferred holders.

Series Q Preferred

Dividends. Each share of Series Q Preferred, in preference and priority to the holders of all other classes or series of capital stock, accrues dividends at a rate of six percent per annum of its stated value of $10.00 per share. At our option, the Series Q Preferred dividends may be paid (a) by issuing to each holder that number of shares of Series Q Preferred equal to the amount of the dividend divided by the stated value of the Series Q Preferred, which we refer to as Series Q PIK Shares, or (b) in cash, subject to any payment restrictions contained in the documents governing our indebtedness.

Dividends on the Series Q Preferred must be paid before dividends may be paid on our common stock or any other class or series of our capital stock. If at any time we pay a dividend on our common stock (other than a dividend payable solely in shares of our common stock, and other than cumulative dividends payable with respect to any other series of preferred stock) or on any other class or series of capital stock, we must at the same time pay to each holder of Series Q Preferred a dividend equal to the dividend that such holder would have received had such holder converted its Series Q Preferred into shares of our common stock immediately prior to the payment of such dividend. Dividends on the Series Q Preferred are cumulative, whether or not earned or declared, and are paid quarterly in arrears on the first day of October, January, April and July in each year.

Liquidation; Redemption. In the event of any liquidation or winding up of the Company, the holders of the shares of Series Q Preferred shall rank senior to the holders of any other class or series of capital stock, and will be entitled to a preference on liquidation equal to its stated value, plus accrued and unpaid dividends. Unless waived in accordance with the terms of the Series Q Preferred, a consolidation or merger or a sale of substantially all of our assets (in which the holders of a majority in voting power of our outstanding capital stock, immediately prior to the transaction, own less than a majority in voting power of the outstanding capital stock of the surviving corporation immediately following the transaction) will be treated as a liquidation for these purposes. Holders of the Series Q Preferred will have a right to require us to repurchase the Series Q Preferred upon any such transaction for an amount equal to the holder’s liquidation preference.

Redemption. At any time after the registration statement permitting the resale of the common stock issuable upon conversion of the Series Q Preferred is declared effective, which we refer to as the Series Q registration statement, we may elect to redeem the Series Q Preferred for an amount equal to 125 percent of their stated value, plus accrued and unpaid dividends.

Conversion. Each share of Series Q Preferred is convertible, at the option of the holder, into that number of whole shares of our common stock that is obtained by the quotient, the numerator of which is the product of (x) the number of shares of Series Q Preferred to be converted and (y) the liquidation preference per share (which is the sum of the stated value per share plus accrued but unpaid dividends), and the denominator of which is the conversion price of $1.10 per share, subject to adjustment for specified events.

In addition, at any time after the first anniversary of the issuance of the Series Q Preferred (that is, July 3, 2007), if (a) the volume weighted average price of our common stock for 20 out of 30 consecutive trading days, which we refer to as the threshold trading period, is equal or greater than 200% of the conversion price then in effect and (b) the Series Q registration statement has been declared effective, we may, at one time or from time to time, force the holders of the Series Q Preferred to convert their shares into shares of our common stock as long as the value of the number of shares of Series Q Preferred subject to any such forced conversions in any calendar month does not exceed 20 percent of the notional value of the traded during the prior threshold trading period.

Offering Restrictions. As long as Series Q Preferred remain outstanding, we may not enter into any equity line of credit or similar agreement, nor issue any floating or variable priced equity linked instruments or equity with the right to reset the price of common stock or the conversion price of a convertible security after issuance based upon events occurring after issuance.

Right of First Refusal. If, at anytime prior to the first anniversary of the issuance of the Series Q Preferred, we propose to issue and sell any capital stock in a financing transaction, each holder of our Series Q Preferred shall have the right to purchase their pro rata portion of the shares being offered at the same price and subject to the same material terms as those offered in the proposed financing transaction.

Anti-takeover Effects of our Amended and Restated Certificate of Incorporation, Bylaws and Applicable Law

Our amended and restated certificate of incorporation and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and that may have the effect of delaying, deferring, preventing or making more costly a future takeover or change in control of us unless such takeover or change in control is approved by the board of directors. A stockholder might consider an attempt to takeover or effect a change in control to be in its best interest, including those attempts that might result in it receiving a premium over the prevailing market price for our shares.

These provisions include:

Removal of Directors; Vacancies

Our bylaws provide that, subject to the rights of any class of preferred stock, directors may be removed only upon the affirmative vote of holders of at least 80 percent of the voting power of all the then outstanding shares of capital stock entitled to vote, voting together as a single class. In addition, our bylaws provide that, subject to the rights of any class of preferred stock, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors (and not the stockholders).

Action by Written Consent; Special Meetings of Stockholders

Our amended and restated certificate of incorporation provides that stockholder action cannot be taken by written consent in lieu of a meeting. Further, our bylaws provide that, subject to the rights of any class of preferred stock, special meetings of the stockholders can only be called by our board of directors pursuant to a resolution adopted by a majority of the total number of directors we would have if there were no vacancies at the time of determination. Stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

Advance Notice Procedure for Director Nominations and Stockholder Proposals

Our bylaws provide that a stockholder may nominate one or more persons for election as directors at a meeting only if written notice of the stockholder’s nomination has been given to our corporate secretary not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting, subject to specified changes. Each notice must contain:

•	all information that is required pursuant to Regulation 14A under the Securities Exchange Act of 1934, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and

•	as to any stockholder giving notice and the beneficial owner, if any, on whose behalf the nomination is being made:

•	the name and address of such stockholder (and any beneficial owner) as they appear on our stock transfer books, and

•	the class and number of shares that are owned beneficially and of record by such stockholder and such beneficial owner.

For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice of the proposed business in writing to our corporate secretary. To be timely, a stockholder’s notice must be given to our corporate secretary not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting, subject to specified changes. Each notice must contain:

•	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting the business at the annual meeting;

•	any material interest in such business of the stockholder and the beneficial owner, if any, on whose behalf the proposal is being made; and

•	as to any stockholder giving notice and the beneficial owner, if any, on whose behalf the proposal is being made:

•	the name and address of such stockholder (and any beneficial owner) as they appear on our stock transfer books, and

•	the class and number of shares that are owned beneficially and of record by such stockholder and such beneficial owner.

Attempts to bring business before an annual meeting without complying with these provisions will not be permitted.

Although our bylaws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Authorized but Unissued Shares

Under the Delaware General Corporation Law, or the DGCL, our authorized but unissued shares of capital stock will be available for future issuance without stockholder approval, subject in all cases to the rights of the holders of any outstanding series of preferred stock. However, the listing requirements of NASDAQ require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Undesignated Preferred Stock

Subject to the rights of the holders of any outstanding series of preferred stock, our board has the ability to issue 263,412,674 shares of preferred stock with such voting and other rights and preferences it chooses in its sole discretion without prior stockholder approval. As a result, the ability to authorize undesignated or “blank check” preferred stock makes it possible for our board of directors to issue preferred stock that could impede the success of any attempt to acquire us. These and other provisions may have the effect of delaying, deferring, preventing or making more costly a future takeover or change in control unless such takeover is approved by our board of directors.

Anti-takeover Effects of Delaware Law

Section 203 of the DGCL provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds percent of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a Delaware corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.

Transfer Agent and Registrar

The transfer agent and registrar with respect to the common stock is American Stock Transfer & Trust, 59 Maiden Lane, New York, New York.

SELLING STOCKHOLDERS

The following table presents information regarding the selling stockholders. Unless otherwise noted, the shares listed below represent the shares that each selling stockholder beneficially owned on September 30, 2006. The shares being offered hereunder represent up to:

•	14,803,207 outstanding shares of common stock;

•	62,569,787 shares of common stock that are reserved for issuance upon the conversion of our outstanding Preferred Stock, plus, up to 11,951,831 shares of common stock reserved for issuance upon conversion of any shares of Preferred Stock that may be issued in lieu of cash dividends payable on our outstanding Preferred Stock; and

•	29,667,741 shares of common stock issuable upon the exercise of warrants.

The following table sets forth the name of each selling stockholder, the number of shares owned by each of the selling stockholders as of September 30, 2006, the number of shares that may be offered under this prospectus and the number of shares of our common stock to be owned by the selling stockholders after this offering is completed, assuming all of the shares being offered are sold. The number of shares owned by each of the selling stockholders and the number of shares that may be offered under this prospectus assumes the conversion of all shares of Preferred Stock and the exercise of warrants held by the selling stockholders on that date, without regard to any limitations on conversions or exercise, but not including any additional shares of common stock that a selling stockholder would be entitled to receive upon conversion of any shares of Preferred Stock that may be issued in the future in lieu of cash dividends payable on our outstanding Preferred Stock. If we issue any shares of Preferred Stock in lieu of cash dividends in the future, we will file a prospectus supplement pursuant to Rule 424 of the Securities Act updating the information set forth in the table below.

Under the terms of the Series N Preferred, the Series O Preferred, the Series P Preferred, the Series Q Preferred and certain of our warrants, in certain circumstances, a selling stockholder may not convert any shares of such Preferred Stock or exercise any warrant to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock that would exceed 4.99% of our outstanding shares of common stock. The table below does not reflect this limitation. In certain circumstances, this limitation may be revoked, in whole or in part, upon 61 days prior notice to us.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, and includes options and warrants that are currently exercisable or exercisable within 60 days of September 30, 2006. Shares of common stock subject to stock options and warrants currently exercisable or exercisable within 60 days of September 30, 2006 are deemed to be outstanding for computing the percentage ownership of the person holding these options and warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, we believe the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In addition, except as otherwise disclosed below in the footnotes to the following table, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. The percentages of shares beneficially owned are based on 23,702,723 shares of our common stock outstanding as of September 30, 2006.

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address of Selling Stockholder	Number		Percent		Number	Percent
ADAR Investment Fund Ltd. 156 W. 56th Street, Suite 801 New York, NY 10019	1,055,700	(1)	4.26%	1,055,700	0	0

AHFP Context 555 California Street, 45th Floor San Francisco, CA 94104	207,690	(1)	*	207,690	0	0

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address of Selling Stockholder	Number		Percent		Number	Percent
ALTMA Fund SICAV PLC 555 California Street, 45th Floor San Francisco, CA 94104	826,275	(1)	3.4%	826,275	0	0

Andre Agassi c/o Boulevard Management 21650 Oxnard Street Suite 1925 Woodland Hills, CA 91367-4901	4,127	(2)	*	4,127	0	0

Robert Aiello 1211 Avenue of the Americas New York, NY 10036	164,334	(3)	*	164,334	0	0

Alliance Financial, LLC 310 Little Elk Creek Avenue Snowmass, CO 81654	13,974	(1)	*	13,974	0	0

Arista Partners, LP Attn: Terri Meeks Post Office Box 2720 Wilmington, DE 19805	155	(2)	*	155	0	0

BBJ Vermoegensanlagen GbR c/o Mr. Goetz Jaeger Bussardweg 67 61118 Bad Vilbel, Germany	2,229	(2)	*	2,229	0	0

BPEF 2 Pegasus Limited 33 Riverside Ave., 5th Floor Westport, CT 06880	1,268	(4)	*	1,268	0	0

BNS Long Short Fund 660 Madison Ave, 14th Floor New York, NY 10021	8,491	(5)	*	8,491	0	0

Banc of America Leasing & Capital, LLC 231 S. LaSalle Street Mailcode: IL1-231-16-46 Chicago, IL 60604 Attention: Stuart R. Schwartz	178,300	(2)	*	178,300	0	0

Andrew K. Boszhardt, Jr. 660 Madison Ave., 14th Floor New York, NY 10021	289,789	(6)	1.2%	289,789	0	0

Boszhardt, Jr. IRA 660 Madison Ave., 14th Floor New York, NY 10021	1,822	(7)	*	1,822	0	0

Edward R. Bradley Jr. c/o CBS News 524 West 57th Street New York, NY 10001-2902	2,889	(2)	*	2,889	0	0

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address of Selling Stockholder	Number		Percent		Number	Percent
Steven and Emily Bragg Joint Tenants in Common 396 Mansfield Avenue Darien, CT 06820	6,191	(2)	*	6,191	0	0

Bristol Investment Fund Ltd 10990 Wilshire Advisors #1410 Los Angeles, CA 90024	37	(8)	*	37	0	0

CAMOFI Master LDC 350 Madison Avenue, 8th Floor New York, NY 10017	1,462,800	(1)	5.8%	1,462,800	0	0

Broadband Capital Management LLC 805 Third Avenue, 15th Floor New York, NY 10022	11,227	(9)	*	11,227	0	0

Canadian Peso 660 Madison Ave., 14th Floor New York, NY 10021	539	(10)	*	539	0	0

Walter Carozza 645 Madison Ave., Suite 1200 New York, NY 10022	548	(1)	*	548	0	0

CCS Group, LLC 1 Sunset Drive Chappaqua, NY 10514	12,000	(1)	*	12,000	0	0

Cliff Chapman 10 Warren Ave. Spring Lake, NJ 07762	147,504	(11)	*	147,504	0	0

Charter Oaks Partners 10 Wright Street, Suite 210 Westport, CT 06880	2,613,092	(12)	9.9%	2,613,092	0	0

Charter Oaks Partners II, L.P. 10 Wright Street, Suite 210 Westport, CT 06880	431,405	(12)	1.8%	431,405	0	0

Cohanzick Credit Opportunities Master Fund, Ltd. 427 Bedford Road, Suite 260 Pleasantville, NY 10570	345,000	(1)	1.4%	345,000	0	0

Courtney Clark 310 Stevens Street Aspen, CO 81612	4,258	(13)	*	4,258	0	0

Lester L. Colbert Jr. 60 East 42nd Street Suite 3202 New York, NY 10165	825	(2)	*	825	0	0

Cordillera Fund LP 8201 Preston Road, Suite 400 Dallas, TX 75225	6,131	(7)	*	6,131	0	0

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered		Shares Beneficially Owned After Offering
Name and Address of Selling Stockholder	Number		Percent			Number	Percent
Context Advantage Fund, LP 555 California Street, 45th Floor San Francisco, CA 94104	369,150	(1)	1.5%	369,150	(1)	0	0

Context Offshore Advantage Fund, Ltd. 555 California Street, 45th Floor San Francisco, CA 94104	1,945,800	(1)	7.6%	1,945,800		0	0

Context Opportunistic Master Fund, L.P. 60 Wall St., 13th Floor New York, NY 10005	235,290	(1)	*	235,290		0	0

Crestview Capital Master, LLC 95 Revere Drive, Suite A Northbrook, IL 60062	2,506,855	(14)	9.6%	2,506,855		0	0

Anthony J. de Nicola 214 Green Ridge Road Franklin Lakes, NJ 07417	4,127	(2)	*	4,127		0	0

Robert M. Dewey Jr. 211 West Mountain Road Ridgefield, CT 06877	6,562	(2)	*	6,562		0	0

Adolf R. Dibiasio 26 Highview Road Darien, CT 06820	153,367	(15)	*	153,367		0	0

Thomas Durkin 1120 Bloomfield Avenue West Caldwell, NJ 07006	205,276	(16)	*	205,276		0	0

Barbara Dritz Trust c/o Sussex Financial Group 155 Pfingsten Road, Suite 370 Deerfield, IL 60015	92,257	(12)	*	92,257		0	0

John Duffy 6244 Riverside Drive Atlanta, GA 30328	140,767	(17)	*	140,767		0	0

Sandra Einck 4005 Palm Tree Blvd. Cape Coral, FL 33904	2,563	(1)	*	2,563		0	0

ERV Associates II, LLC 645 Madison Avenue Suite 1200 New York, NY 10022	3,534	(18)	*	3,534		0	0

ERV Partners, LLC 645 Madison Ave., Suite 1200 New York, NY 10022	207	(19)	*	207		0	0

Exeter Capital Partners IV, L.P. 10 East 53rd Street 32nd Floor New York, NY 10022	3,571,143	(20)	14.4%	3,571,143		0	0

Finch Tactical Plus Class B 555 California Street, 45th Floor San Francisco, CA 94104	94,875	(1)	*	94,875		0	0

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address of Selling Stockholder	Number		Percent		Number	Percent
Wesley Fredenburg 833 Great Oaks Trail Eagan, MN 55123	17,958	(21)	*	17,958	0	0

Leon Frenkel 401 City Avenue, #800 Bala Cynwyd, PA 19004	8,759	(7)	*	8,759	0	0

GPC LIX, LLC 3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	172,500	(1)	*	172,500	0	0

Gabriel Capital, L.P. 450 Park Ave, Suite 3201 New York, NY 10022	345,000	(1)	1.4%	345,000	0	0

George Furla 8530 Wilshire #420, Beverly Hills, CA 90211	409,623	(12)	1.7%	409,623	0	0

Gryphon Master Fund, L.P. 100 Crescent Court, #475 Dallas, TX 75201	822,522	(22)	3.4%	822,522	0	0

GSSF Master Fund, LP 100 Crescent Court, #490 Dallas, TX 75201	411,261	(23)	1.7%	411,261	0	0

Guggenheim Portfolio Company XXXI, LLC 3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	120,750	(1)	*	120,750	0	0

Arjun Gupta c/o TeleSoft Partners 1450 Fashion Island Blvd. Suite 610 San Mateo, CA 94404	825	(2)	*	825	0	0

Jeffrey Hendrickson One Morningside Dr. N., Suite 200 Westport, CT 06880	36,254	(24)	*	36,254	0	0

Jeffries and Company 520 Madison Avenue, Suite 1900 New York, NY 10022	1,647,650	(25)	6.5%	1,647,650	0	0

HLP Management Inc. c/o T.E.A.M. Marketing AG Alpenquai 30 P.O. Box 12163 CH-6000 Lucerne 12 Switzerland	12,382	(2)	*	12,382	0	0

Institutional Benchmarks Series 555 California Street, 45th Floor San Francisco, CA 94104	105,225	(1)	*	105,225	0	0

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address of Selling Stockholder	Number		Percent		Number	Percent
J.D. Associates, LLC c/o Jeffrey M. Drazan 2884 Sand Hill Road Suite 100 Menlo Park, CA 94025	825	(2)	*	825	0	0

John Hancock Life Insurance Company c/o John Hancock Financial Services, Inc. 200 Clarendon Street Boston, MA 02117 Attention: Karen Morton, Esq.	170,800	(2)	*	170,800	0	0

Denis Kelly 1211 Avenue of the Americas New York, NY 10036	27,314	(26)	*	27,314	0	0

Donald R. Keough DMK International, Inc. 200 Galleria Parkway Suite 970 Atlanta, GA 30339	825	(2)	*	825	0	0

Mark Kesselman 805 Third Avenue New York, NY 10022	16,282	(27)	*	16,282	0	0

Drew Kronick 554 Lenox Ave Westfield, NJ 07090	12,125	(28)	*	12,125	0	0

LB I Group, Inc. 399 Park Avenue, 9th Floor New York, NY 10022	2,760,000	(29)	10.4%	2,760,000	0	0

William S. Lapp 12840 11th Avenue North Plymouth, MN 55441	1,158,884	(30)	4.7%	1,158,884	0	0

Thomas H. Lee 200 Madison Avenue, Suite 1900 New York, NY 10016	296,422	(31)	1.2%	296,422	0	0

Article 7th Marital Trust UWO of SL Lewis 60 East 88th Street Apartment # 11 New York, NY 10128	2,064	(2)	*	2,064	0	0

LibertyView Funds, LP 111 River St., Suite 1000 Hoboken, NJ 07030	772,965	(32)	3.2%	772,965	0	0

LibertyView Special Opportunities Fund, LP 111 River St., Suite 1000 Hoboken, NJ 07030	128,827	(33)	*	128,827	0	0

Limit & Co. c/o Mr. John MacDonald, Partner 2501 McGee Traffic Way Mail Drop 323 Kansas City, MO 64108	82,546	(2)	*	82,546	0	0

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address of Selling Stockholder	Number		Percent		Number	Percent

Linden Capital, L.P. c/o Goldman Sachs One New York Plaza, 44th Floor New York, NY 100004	7,841,886	(12)	24.9%	7,841,886	0	0
Local No. 8, I.B.E.W. Retirement Plan & Trust 727 Lime City Road P.O. Box 60408 Rossford, OH 43460	49,527	(2)	*	49,527	0	0

Longview Fund, LP 600 Montgomery St. 44th Floor San Francisco, CA 94111	6,384,692	(34)	21.4%	6,384,692	0	0

Longview Equity Fund, LP 600 Montgomery St. 44th Floor San Francisco, CA 94111	1,051,725	(35)	4.3%	1,051,725	0	0

Longview International Equity Fund, LP 600 Montgomery St. 44th Floor San Francisco, CA 94111	544,282	(36)	2.2%	544,282	0	0

Dan W. Lufkin 711 Fifth Avenue 10th Floor New York, NY 10022	825	(2)	*	825	0	0

Michael Luther 1315 Ridgewood Avenue Omaha, NE 68124	40,708	(1)	*	40,708	0	0

Lyxor/Context Fund Ltd. 555 California Street, 45th Floor San Francisco, CA 94104	548,550	(1)	2.3%	548,550	0	0

James Malick 17534 Los Morris Rancho Santa Fe, CA 92067	92,257	(12)	*	92,257	0	0

Marshall & Ilsley Trust Company N.A. as Trustee of the Lapp Libra 401(k) FBO William S. Lapp 4717 Grand Ave., Suite 400 Kansas City, MO 64112	344,796	(37)	1.4%	344,796	0	0

Kathleen McDonnell 10 Ginger Court Princeton, NJ 08540	6,662	(1)	*	6,662	0	0

MCG Global One Morningside Dr. N., Suite 200 Westport, CT 06880	166,128	(38)	*	166,128	0	0

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address of Selling Stockholder	Number		Percent		Number	Percent
MCG-USHP One Morningside Drive, Suite 200 Westport, CT 06880	900	(39)	*	900	0	0

Mark Miller 235 Radlett Lane Alpharetta, GA 30022	9,976	(40)	*	9,976	0	0

Ray A. Mirza 218 E. 29th St. Apt. 8 New York, NY 10016	13,292	(41)	*	13,292	0	0

Morgan Stanley DW Inc Cust For Steven Cristaldi IRA 4511 N. Himes Ave., Suite 210 Tampa, FL 33614	10,570	(4)	*	10,570	0	0

Richard Neslund 15210 Wayzata Blvd. Wayzata, MN 55391	936,419	(42)	3.8%	936,419	0	0

Harold J. Newman 605 Third Avenue 39th Floor New York, NY 10158	1,968	(2)	*	1,968	0	0

Hanh M. Ngo 11494 Orchila Street Cypress, CA 90630	808	(1)	*	808	0	0

Nite Capital 100 East Cook Avenue, Suite 201 Libertyville, IL 60048	1,461	(43)	*	1,461	0	0

Clifford M. and Ellen M. Noreen 95 Bent Tree Drive East Longmeadow, MA 01028	820	(2)	*	820	0	0

PJ Family Trust, LLC 888 Seventh Avenue, 32nd Floor New York, NY 10106	922,575	(12)	3.8%	922,575	0	0

Palm Beach Overseas Investors Limited 805 Third Ave, 56th Floor New York, NY 10022	3,682	(4)	*	3,682	0	0

Alexander Paluch 645 Madison Ave., Suite 1200 New York, NY 10022	42,521	(44)	*	42,521	0	0

Pequot Capital Management, Inc 500 Nyala Farm Road Westport, CT 06880	6,321,300	(45)	23.9%	6,013,395	0	0

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address of Selling Stockholder	Number		Percent		Number	Percent
Kay Perry 5003 Willowbend Houston, TX 77035	8,550	(46)	*	8,550	0	0

Dieter J. Pommerening Colonnaden 39 20354 Hamburg, Germany	2,476	(2)	*	2,476	0	0

Portside Growth & Opportunity Fund 390 Greenwich Street, 5th Floor New York, NY 10022	3,536,250	(1)	13.0%	3,536,250	0	0

Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio c/o RG Capital Management, L.P. 3 Bala Plaza East, Suite 501 Bala Cynwyd, PA 19004	1,097,100	(1)	4.4%	1,097,100	0	0

Michael Rapoport c/o Broadband Capital Management 712 Fifth Avenue, 49th Floor New York, NY 10019	211,316	(47)	*	211,316	0	0

Ari Raskas c/o Broadband Capital Management 712 Fifth Avenue, 49th Floor New York, NY 10019	84,480	(47)	*	84,480	0	0

Robert Reynen 400 Spring Line Drive Naples, FL 34102	1,375	(48)	*	1,375	0	0

RFJM Partners LLC 100 Crescent Court, #475, Dallas, TX 75201	1,600	(10)	*	1,600	0	0

RIP Investments, LP c/o Matthew Kamens 1650 Arch St. 22nd Floor Philadelphia, PA 19103	1,909	(2)	*	1,909	0	0

P. Carter Rise 1211 Avenue of the Americas New York, NY 10036	27,314	(49)	*	27,314	0	0

Ray Rizzo 153 Greencrest Drive Pointe Verda Beach, FL 33308	5,534	(1)	*	5,534	0	0

John B. Ryan 115 Central Park West New York, NY 10023	2,476	(2)	*	2,476	0	0

Scorpion Acquisition, LLC 200 Madison Avenue New York, NY 10016	608,088	(50)	2.5%	608,088	0	0

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address of Selling Stockholder	Number		Percent		Number	Percent
Scorpion Capital Partners, L.P. 245 Fifth Avenue, 25th Floor New York, NY 10016	5,803,969	(51)	19.7%	5,803,969	0	0

Paul V. Scura 1211 Avenue of the Americas New York, NY 10036	251,160	(52)	1.0%	251,160	0	0

Selz Family Trust 600 Fifth Avenue, 25th Floor New York, NY 10020	1,846,995	(12)	7.2%	1,846,995	0	0

Bernard Selz 600 Fifth Avenue, 25th Floor New York, NY 10020	1,846,995	(12)	7.2%	1,846,995	0	0

SF Capital Partners Ltd. c/o Stark Offshore Management, LLC 3600 South Lake Drive St. Francis, WI 53235	5,692	(7)	*	5,692	0	0

Gregory P. Shlopak c/o Rockport Equity Management 63 Main Street Gloucester, MA 01930-5722	2,064	(2)	*	2,064	0	0

Sidewinder Holdings, Ltd. 9 Parkway North, Suite 500 Deerfield, IL 60015 Attention: Ian Pye	150,900	(2)	*	150,900	0	0

Silver Oak Capital, LLC 245 Park Avenue, 26th Floor New York, NY 10167	5,175,000	(1)	17.9%	5,175,000	0	0

Smithfield Fiduciary, LLC 900 Third Avenue, New York, NY 10022	51,853	(10)	*	51,853	0	0

Southern Cross Capital LLC 33 Riverside Avenue Westport, CT 06880	6,250	(1)	*	6,250	0	0

Special Situations Cayman Fund, L.P. 527 Madison Avenue, 26th Floor New York, NY 10022	233,817	(53)	1.0%	233,817	0	0

Special Situations Fund III, L.P. 527 Madison Avenue, 26th Floor New York, NY 10022	607,765	(53)	2.5%	607,765	0	0

Special Situations Private Equity Fund, L.P. 527 Madison Avenue, 26th Floor New York, NY 10022	847,754	(53)	3.5%	847,754	0	0

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address of Selling Stockholder	Number		Percent		Number	Percent
David Spencer 926 Baileyana Road Hillsborough, CA 94010	825	(2)	*	825	0	0

John Steinmetz 33 Fairchild Road Sharon, CT 06069	44,889	(1)	*	44,889	0	0

Ted Swindells 139 24th Avenue San Francisco, CA 94121	3,500	(1)	*	3,500	0	0

TenX, Inc. 170 Mason Street Greenwich, CT 19428	2,436	(1)	*	2,436	0	0

Terra Nova Capital Partners Inc. 350 Madison Avenue, 8th Floor New York, NY 10017	112,757	(12)	*	112,757	0	0

TH Lee Putnam Fund Advisors LP 200 Madison Avenue, Suite 2225 New York, NY 10016	250,000	(1)	*	250,000	0	0

TH Lee Putnam Parallel Ventures LP 200 Madison Avenue, Suite 2225 New York, NY 10016	9,454,705	(54)	32.6%	9,454,705	0	0

TH Lee Putnam Ventures LP 200 Madison Avenue, Suite 2225 New York, NY 10016	12,908,696	(55)	41.8%	12,908,696	0	0

Third Point Offshore Fund Ltd. c/o Third Point LLC 390 Park Avenue, 18th Floor New York, NY 10022	3,282,835	(12)	12.2%	3,282,835	0	0

Third Point Partners, L.P. c/o Third Point LLC 390 Park Avenue, 18th Floor New York, NY 10022	571,618	(12)	2.4%	571,618	0	0

Third Point Partners Qualified L.P. c/o Third Point LLC 390 Park Avenue, 18th Floor New York, NY 10022	375,248	(12)	1.6%	375,248	0	0

Third Point Ultra Ltd. c/o Third Point LLC 390 Park Avenue, 18th Floor New York, NY 10022	383,173	(12)	1.6%	383,173	0	0

THLi Co Investment Partners LLC 200 Madison Avenue, Suite 2225 New York, NY 10016	766,228	(56)	3.2%	766,228	0	0

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address of Selling Stockholder	Number		Percent		Number	Percent
TN Capital Equities, Ltd. c/o Terra Nova Capital Partners, Inc. 350 Madison Avenue, 8th Floor New York, NY 10017	3,600	(1)	*	3,600	0	0

TPR Investment Associates, Inc. 200 West 57th Street, Suite 1200 New York, NY 10013	92,257	(12)	*	92,257	0	0

Trust D (for a portion of the assest of the Kodak Retirement Income Plan) c/o LibertyView Capital Management 111 River St., Suite 1000 Hoboken, NJ 07030	386,482	(57)	1.6%	386,482	0	0

Mathew Vertin 1211 Avenue of the Americas New York, NY 10036	27,314	(58)	*	27,314	0	0

Leopoldo Villareal 487 Greenwich Street Apt. 2A New York, NY 10013	825	(2)	*	825	0	0

Vincal Holdings Pictet & Cie 29, Bd Georges-Favon 1204 Geneva	92,257	(12)	*	92,257	0	0

Philip Wagenheim c/o Broadband Capital Management 712 Fifth Avenue, 49th Floor New York, NY 10019	90,560	(47)	*	90,560	0	0

Vincent Wasik One Morningside Dr. N., Suite 200 Westport, CT 06880	372,346	(59)	1.6%	372,346	0	0

Whitebox Convertible Arbitrage Partners LP 3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	2,035,500	(1)	7.9%	2,035,500	0	0

Whitebox Hedged High Yield Partners LP 3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	826,500	(1)	3.4%	826,500	0	0

Whitebox Intermarket Partners LP 3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	258,750	(1)	1.1%	258,750	0	0

Worldwide Transactions Limited 555 California Street, 45th Floor San Francisco, CA 94104	152,145	(1)	*	152,145	0	0

Bert L. Zaccaria PO Box 5 PMB 3003 Carmel, CA 93921-0589	825	(2)	*	825	0	0

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address of Selling Stockholder	Number		Percent		Number	Percent

Deborah Ziskin, IRA c/o Charter Oak Capital Partners 10 Wright Street, Suite 210 Westport, CT 06880	461,287	(12)	1.9%	461,287	0	0

*	Represents less than one percent.
(1)	Represents shares issuable upon exercise of warrants.
(2)	Represents shares of common stock.
(3)	Represents 93,334 shares issuable upon exercise of warrants and 71,000 shares of common stock. Mr. Aiello is a partner at Scura Rise Partners. Scura Rise Partners has provided advisory services to us in the past, including in connection with the CD&L acquisition, and may provide advisory services to us in the future.
(4)	Represents shares issuable upon conversion of Series M Preferred.
(5)	Represents 7,413 shares issuable upon conversion of Series M Preferred and 1,078 shares issuable upon conversion of Series O Preferred.
(6)	Represents 9,265 shares issuable upon conversion of Series M Preferred, 1,822 shares issuable upon conversion of Series N Preferred, 1,617 shares issuable upon conversion of Series O Preferred, 276,772 shares of issuable upon conversion of Series Q Preferred and 313 shares issuable upon exercise of warrants.
(7)	Represents shares issuable upon conversion of Series N Preferred.
(8)	Represents 1,424 shares issuable upon conversion of Series N Preferred and 2,923 shares issuable upon conversion of Series O Preferred.
(9)	Represents shares issuable upon exercise of warrants. Broadband has provided investment banking services to us in the past, including acting as the lead agent in our offering of Series Q Preferred, and may provide investment banking services to us in the future.
(10)	Represents shares issuable upon conversion of Series O Preferred.
(11)	Represents 128,791 shares of common stock issuable upon conversion of Series Q Preferred and 18,713 shares issuable upon exercise of warrants. Mr. Chapman is a managing director of Broadband Capital Management. Broadband has provided investment banking services to us in the past, including acting as the lead agent in our offering of Series Q Preferred, and may provide investment banking services to us in the future.
(12)	Represents shares issuable upon conversion of Series Q Preferred.
(13)	Represents shares issuable upon exercise of warrants. Ms. Clark, and Messrs. Steinmetz and Swindells are, respectively, a Managing Director, Chairman and Senior Managing Director, of TerraNova Capital Partners, Inc. (“TerraNova”). TerraNova has provided investment banking services to us in the past, including acting as an exclusive placement agent for certain of our preferred stock offerings, and may provide advisory services to us in the future.
(14)	Represents 1,814,924 shares issuable upon conversion of Series N Preferred and 691,931 shares issuable upon conversion of Series P Preferred.
(15)	Represents 132,367 shares issuable upon conversion of Series M Preferred and 21,000 issuable upon exercise of warrants. Mr. Dibiasio currently provides strategic consulting services to us.
(16)	Represents 133,334 shares issuable upon exercise of warrants and 71,942 shares of common stock. Mr. Durkin received warrants in consideration of advisory services he provided to us in connection with the CD&L acquisition.
(17)	Represents 132,367 shares issuable upon conversion of Series M Preferred and 8,400 shares issuable upon exercise of warrants. Mr. Duffy currently provides strategic consulting services to us.

(18)	Represents 3,529 shares issuable upon conversion of Series M Preferred and 5 shares of common stock. Alexander Paluch, a member of our board of directors, is a partner in East River Ventures, LLC and ERV Partners, LLC.
(19)	Represents shares issuable upon exercise of warrants. Alexander Paluch, a member of our board of directors, is a partner in East River Ventures, LLC and ERV Partners, LLC.
(20)	Represents 1,105,725 shares issuable upon exercise of warrants and 2,465,418 shares of common stock.
(21)	Represents 12,234 shares issuable upon exercise of warrants and 5,724 shares of common stock. Mr. Fredenburg is our former General Counsel and Secretary.
(22)	Represents 311,130 shares issuable upon conversion of Series N Preferred and 511,392 shares issuable upon conversion of Series O Preferred.
(23)	Represents 155,565 shares issuable upon conversion of Series N Preferred and 255,696 shares issuable upon conversion of Series O Preferred.
(24)	Represents 20,000 shares issuable upon exercise of warrants and 16,254 shares of common stock. Mr. Hendrickson is our president and chief operating officer.
(25)	Represents 947,300 shares issuable upon exercise of Series Q Preferred and 700,350 shares issuable upon exercise of warrants. Jefferies & Company, Inc. has provided investment banking services to us in the past, including acting as lead agent in our offering of units, and may provide investment banking services to us in the future.
(26)	Represents 13,333 shares issuable upon exercise of warrants and 13,981 shares of common stock. Mr. Kelly is a managing partner at Scura Rise Partners. Scura Rise Partners has provided advisory services to us in the past, including in connection with the CD&L acquisition, and may provide advisory services to us in the future.
(27)	Represents shares issuable upon exercise of warrants. Mr. Kesselman is President of Eurofinance, Inc., which has provided consulting services to us in the past, including in connection with our Series Q offering, and may provide consulting services to us in the future.
(28)	Represents shares issuable upon exercise of warrants. Mr. Kronick is our Executive Vice President, Business Development and Supply Chain Solutions.
(29)	Represents shares issuable upon exercise of warrants. This selling security holder is an affiliate of a broker-dealer and has represented to us that it is not acting as an underwriter in this offering, it purchased the shares it is offering under this prospectus in the ordinary course of business, and at the time of such purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the shares. Lehman Brothers Inc. is the parent company of this selling security holder. Lehman Brothers Holdings Inc., a public reporting company, is the parent company of Lehman Brothers Inc. The address for this selling security holder is c/o Lehman Brothers Inc., 399 Park Avenue, New York, New York 10022, Attn: Eric Salzman and Will Yelsits. Lehman Brothers Inc. is a registered broker-dealer.
(30)	Represents 158,549 shares issuable upon conversion of Series M Preferred, 153,418 shares issuable upon conversion of Series O Preferred, 175,034 shares issuable upon conversion of Series P Preferred, 243,560 shares issuable upon conversion of Series Q Preferred, 12,000 shares issuable upon exercise of warrants and 71,527 shares of common stock. Also includes 132,733 shares issuable upon conversion of Series P Preferred, 202,963 shares issuable upon conversion of Series Q Preferred and 9,100 shares issuable upon exercise of warrants, all of which are held of record by Marshall & Ilsley Trust Company N.A., as Trustee of the Lapp Libra 401(k), for which Mr. Lapp may be deemed to beneficially own. Mr. Lapp disclaims such beneficial ownership, except to the extent of his pecuniary interest in such securities.
(31)	Represents 13,236 shares issuable upon conversion of Series M Preferred, 140,462 shares issuable upon conversion of Series Q Preferred, 9,877 shares issuable upon exercise of warrants and 132,847 shares of common stock.
(32)	Represents 553,545 shares issuable upon conversion of Series Q Preferred and 219,420 shares issuable upon exercise of warrants.
(33)	Represents 92,257 shares issuable upon conversion of Series Q Preferred and 36,570 shares issuable upon exercise of warrants.
(34)	Represents 3,637,999 shares issuable upon conversion of Series P Preferred, 570,151 shares issuable upon conversion of Series Q Preferred, 1,928,042 shares issuable upon exercise of warrants and 248,500 shares of common stock.

(35)	Represents 931,286 shares issuable upon conversion of Series P Preferred, 80,239 shares issuable upon exercise of warrants and 40,200 shares of common stock.
(36)	Represents 481,961 shares issuable upon conversion of Series P Preferred, 39,521 shares issuable upon exercise of warrants and 22,800 shares of common stock.
(37)	Represents 132,733 shares issuable upon conversion of Series P Preferred, 202,963 shares issuable upon conversion of Series Q Preferred and 9,100 shares issuable upon exercise of warrants.
(38)	Represents 4,775 shares issuable upon exercise of warrants and 161,353 shares of common stock. Vincent Wasik, our Chairman and Chief Executive Officer, is the managing partner of MCG Global.
(39)	Represents shares issuable upon exercise of warrants. Vincent Wasik, our Chairman and Chief Executive Officer, is the managing partner of MCG Global, an affiliate of MCG-USHP.
(40)	Represents 8,000 shares issuable upon exercise of warrants and 1,976 shares of common stock. Mr. Miller is a managing director of Alvarez & Marsal, a professional services firm that is assisting us with the integration of the CD&L, Inc. acquisition.
(41)	Represents 10,570 shares issuable upon conversion of Series M Preferred, 32 shares issuable upon exercise of warrants and 2,690 shares of common stock.
(42)	Represents 922,575 shares issuable upon conversion of Series Q Preferred and 13,844 shares issuable upon exercise of warrants.
(43)	Represents 73 shares issuable upon conversion of Series O Preferred and 1,388 shares of common stock.
(44)	Represents 21,140 shares issuable upon conversion of Series M Preferred, 548 shares issuable upon the exercise of warrants and 20,833 shares of common stock. Mr. Paluch is a member of our board of directors and is a partner in East River Ventures, LLC and ERV Partners, LLC.
(45)	Shares beneficially owned by Pequot Capital Management, Inc. represent: (i) 307,905 shares of common stock, (ii) 2,865,095 shares of common stock issuable upon the conversion of 1,632,754 shares of Series M Preferred, and (iii) 3,148,300 shares of common stock issuable upon the conversion of 346,313 shares of Series Q Preferred. The shares beneficially owned by Pequot Capital Management, Inc. are held of record by the following funds in the following amounts: Pequot Scout Fund, L.P., 2,967,319 shares; Pequot Mariner Master Fund, L.P., 2,045,580 shares; Premium Series PCC Limited - Cell 33, 104,384 shares; Pequot Diversified Master Fund, Ltd., 47,355 shares; and Pequot Navigator Offshore Fund, Inc., 1,156,662 shares. Pequot Capital Management, Inc., which is the Investment Manager/Advisor (as applicable) to the above named funds exercises sole dispositive, investment and voting power for all the shares, except that Pequot Capital Management, Inc. does not hold voting power over the 104,384 shares held of record by Premium Series PCC Limited - Cell 33. Arthur J. Samberg is the controlling shareholder of Pequot Capital Management, Inc. and disclaims beneficial ownership of the shares except to the extent of his pecuniary interest in such shares.
(46)	Represents 3,250 shares of common stock and 5,300 shares issuable upon exercise of warrants. Ms. Perry is our Executive Vice President, Workforce Services.
(47)	Represents shares issuable upon conversion of Series Q Preferred. Messrs. Rapoport, Raskas and Wagenheim are the Chairman, Director—Sales and Vice Chairman, respectively, of Broadband Capital Management. Broadband has provided investment banking services to us in the past, including acting as the lead agent in our offering of Series Q Preferred, and may provide investment banking services to us in the future.
(48)	Represents shares issuable upon exercise of warrants. Mr. Reynen is a principal of Creative Benefits Solutions, a benefits consulting firm that provides services to us.
(49)	Represents 13,333 shares issuable upon exercise of warrants and 13,981 shares of common stock. Mr. Rise is one of the founding partners of Scura Rise Partners. Scura Rise Partners has provided advisory services to us in the past, including in connection with the CD&L acquisition, and may provide advisory services to us in the future.
(50)	Represents 423,573 shares issuable upon conversion of Series M Preferred and 184,515 issuable upon conversion of Series Q Preferred.
(51)	Represents 2,647,332 shares issuable upon conversion of Series M Preferred, 388,912 shares issuable upon conversion of Series N Preferred and 2,767,725 shares issuable upon conversion of Series Q Preferred.

(52)	Represents 133,333 shares issuable upon exercise of warrants and 117,827 shares of common stock. Mr. Scura is one of the founding partners of Scura Rise Partners. Scura Rise Partners has provided advisory services to us in the past, including in connection with the CD&L acquisition, and may provide advisory services to us in the future.
(53)	Represents shares issuable upon conversion of Series M Preferred. MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III, QP, L.P. and the general partner of and investment adviser to the Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP, the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. and the investment adviser to the Special Situations Fund III, QP, L.P. and the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.
(54)	Represents 427,327 shares issuable upon conversion of Series M Preferred, 4,534,621 shares issuable upon conversion of Series Q Preferred, 318,913 shares issuable upon exercise of warrants and 4,173,844 shares of common stock. James Brown, who is not a selling stockholder, serves on our board of directors and is the managing partner of TH Lee Putnam Parallel Ventures, LP, TH Lee Putnam Ventures, LLC and THLi Co Investment Partners LLC.
(55)	Represents 584,164 shares issuable upon conversion of Series M Preferred, 6,198,891 shares issuable upon conversion of Series Q Preferred, 435,959 shares issuable upon exercise of warrants and 5,689,682 shares of common stock. James Brown, who is not a selling stockholder, serves on our board of directors and is the managing partner of TH Lee Putnam Parallel Ventures, LP, TH Lee Putnam Ventures, LLC and THLi Co Investment Partners LLC.
(56)	Represents 34,207 shares issuable upon conversion of Series M Preferred, 362,987 shares issuable upon conversion of Series Q Preferred, 25,528 shares issuable upon exercise of warrants and 343,506 shares of common stock. James Brown, who is not a selling stockholder, serves on our board of directors and is the managing partner of TH Lee Putnam Parallel Ventures, LP, TH Lee Putnam Ventures, LLC and THLi Co Investment Partners LLC.
(57)	Represents 276,772 shares issuable upon conversion of Series Q Preferred and 109,710 shares issuable upon exercise of warrants.
(58)	Represents 13,333 shares issuable upon exercise of warrants and 13,981 shares of common stock. Mr. Vertin is a partner of Scura Rise Partners. Scura Rise Partners has provided advisory services to us in the past, including in connection with the CD&L acquisition, and may provide advisory services to us in the future.
(59)	Represents 264,733 shares issuable upon conversion of Series M Preferred, 7,932 shares issuable upon exercise of warrants and 99,681 shares of common stock. Mr. Wasik is the Chairman of our Board and our Chief Executive Officer.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. As used in this prospectus, selling stockholders includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer.

The selling stockholders may use any one or more of the following methods when disposing of shares of or interests in our common stock:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

The validity of the issuance of the securities offered by this prospectus will be passed upon by Mark Carlesimo, our General Counsel and Secretary.

EXPERTS

Velocity Express Corporation

UHY LLP, an independent registered public accounting firm, audited our consolidated financial statements and schedule included in our Annual Report (Form 10-K) for the year ended July 1, 2006. Those financial statements and schedule are incorporated by reference in this prospectus in reliance on the report thereon of UHY LLP given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at July 2, 2005 and for each of the two years in the period ended July 2, 2005 included in our Annual Report on Form 10-K for the year ended July 1, 2006, as set forth in their respective report, which is incorporated by reference into this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

CD&L, Inc.

J.H. Cohn LLP, independent registered public accounting firm, has audited the consolidated financial statements of CD&L, Inc. as of and for the years ended December 31, 2005 and 2004 included in our Current Report on Form 8-K, filed July 10, 2006, as amended September 19, 2006, as set forth in their report, which is also included thereon and incorporated by reference into this prospectus. CD&L, Inc.’s consolidated financial statements are incorporated by reference in reliance on J.H. Cohn LLP’s report, given on their authority as experts in accounting and auditing.

The consolidated financial statements of CD&L, Inc. and subsidiaries for the year ended December 31, 2003 incorporated in this prospectus by reference from Velocity Express Corporation’s Current Report on Form 8-K/A dated July 3, 2006 filed with the Securities and Exchange Commission on September 19, 2006, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

We file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, which may also be accessed on our website at www.velocityexpress.com. Except as otherwise specifically incorporated by reference in this prospectus, information contained in, or accessible through, our website is not a part of this prospectus.

•	our annual report on Form 10-K for the year ended July 1, 2006;

•	our quarterly report on Form 10-Q for the quarter ended September 30, 2006; and

•	our current reports on Form 8-K filed on July 6, 2006, July 10, 2006 (as amended September 19, 2006 and October 25), July 21, 2006, July 26, 2006, August 8, 2006, August 23, 2006 (as amended September 19, 2006), September 14, 2006, October 24, 2006 and November 13, 2006.

Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of such documents that are incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference herein). Written or oral requests for copies should be directed to Velocity Express Corporation, attention Mark Carlesimo, General Counsel and Secretary, One Morningside Drive North, Bldg. B, Suite 300, Westport, Connecticut 06880, telephone number (203) 349-4160.

118,992,566 Shares

Common Stock

PROSPECTUS

December 8, 2006